

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2013

<u>Via E-mail</u>
Louis Drapeau
Chief Financial Officer
InSite Vision Incorporated
965 Atlantic Avenue
Alameda, CA 94501

> **Re:** **InSite Vision Inco**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 4, 2013**
> **File No. 000-22332**

Dear Mr. Drapeau:

We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-Mail</u>
        Shelly Wong
        Controller
        InSite Vision Incorporated
        965 Atlantic Avenue
        Alameda, CA 94501